Exhibit 12.1

Ratio of Earnings to Fixed Charges

	For the quarter ended June 25, 2005	For the six months ended June 25, 2005	For the year ended
			December 25, 2004	December 27, 2003	December 28, 2002	December 29, 2001	December 30, 2000
Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	N/A	2.3	15.3	N/A
Coverage deficiency (in thousands)	$27,794	$50,545	$39,052	$11,025	N/A	N/A	$1,336